DC

No Act
P.E. 12-19-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 7, 2007

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: Wachovia Corporation
Incoming letter dated December 19, 2006

Dear Mr. Augliera:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Wachovia by Hilda Kaplis and Sydney Kaplis Kay. We also have received a letter from the proponents dated December 21, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Hilda Kaplis
Sydney Kaplis Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230

104019

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Deputy General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com

WACHOVIA

1934 Act/Rule 14a-8

December 19, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by Hilda Kaplis and Sydney Kaplis Kay, Ph.D.

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

Hilda Kaplis and Sydney Kaplis Kay (the "Proponents") have submitted a proposal (the "Proposal") for inclusion in Wachovia's 2007 Proxy Materials. The Proposal, including its supporting statement, is attached as Exhibit A.

The Proposal mandates that "all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated."

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(1), because the Proposal is improper under state law;
- Rule 14a-8(i)(2), because the Proposal would, if implemented, cause Wachovia to violate state law;
- Rule 14a-8(i)(8), because the Proposal relates to an election for membership on Wachovia's board of directors;
- Rule 14a-8(i)(9), because the Proposal directly conflicts with one of Wachovia's own proposals to be submitted to the shareholders at the same meeting; and
- Rule 14a-8(i)(6), because Wachovia lacks the power to implement the Proposal.

<u>Rule 14a-8(i)(1) and Rule 14a-8(i)(2)-Proposal is Improper Under State Law and, if Implemented, Would Cause Wachovia to Violate State Law.</u>

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal if the proposal is not a proper subject for action by shareholders under the relevant state law. Rule 14a-8(i)(2) permits the exclusion of a shareholder proposal that, if implemented, would cause a company to violate state law. The Proposal mandates that all of Wachovia's director nominees satisfy certain stock ownership requirements and be representatives of certain specified groups who hold Wachovia shares. The Proposal is not a proper subject for action by Wachovia's shareholders under state law because it infringes upon the discretionary authority of Wachovia's board of directors and conflicts with Wachovia's Bylaws.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Proposal, as drafted, would be binding on Wachovia if approved by its shareholders and may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by Wachovia's shareholders. Wachovia is a North Carolina corporation, and North Carolina law provides that the business and affairs of the corporation shall be managed by or under the authority and direction of the board of directors. Essentially, North Carolina law grants the board of directors the authority to act upon any corporate matter not otherwise governed by a company's charter or bylaws. <u>N.C. Gen. Stat §55-8-01</u>. Because Wachovia's Bylaws grant Wachovia's board of directors the discretionary authority to select Wachovia's director nominees, including any director nominees to fill vacancies, the Proposal's requirement that director nominees satisfy certain stock ownership and membership criteria wrongly infringes upon the board's authority under North Carolina law and Wachovia's Bylaws. The Staff has consistently supported the exclusion of similar proposals mandating that director nominees satisfy certain criteria because they intrude upon a board's discretionary authority. For example, in Niagara Mohawk Power Co. (publicly available February 16, 1990), the Staff concluded that a proposal requiring a nominee to own a certain amount of a company's shares may be excluded as not a proper subject for shareholder action under state law because the proposal "intrudes upon the discretionary authority granted the Board of Directors" under state law. See also BankAmerica Corporation (publicly available March 17, 1988) and The Southern Company (publicly available March 21, 1985).

In addition, the Proposal is not a proper subject for shareholder action because it conflicts with Wachovia's Bylaws. North Carolina law provides that a company's articles or bylaws may prescribe the qualifications of directors. N.C. Gen. Stat. §55-8-02. Article III, Section 2 of Wachovia's Bylaws provides that directors need not be shareholders of Wachovia. Accordingly, to propose a requirement that mandates that director nominees hold Wachovia stock is contrary to Wachovia's Bylaws and thus, if implemented, would cause Wachovia to violate North Carolina law. To implement the Proposal, Wachovia would need to amend its Bylaws. The Proponents, however, have not proposed an amendment to Wachovia's Bylaws and, therefore, the Proposal is improper under, and a violation of, state law. In similar cases, the Staff allowed the exclusion of proposals requiring directors to own a certain number of company shares as improper under state law because they did not seek to amend the company's charter or by-laws to include the proposed share ownership requirements. See Niagara Mohawk Power Co. and BankAmerica Corporation.

Based on the foregoing, the Proposal is not a proper subject for shareholder action under North Carolina law and would require Wachovia to violate North Carolina law and may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2).

Rule 14a-8(i)(8) and Rule 14a-8(i)(9) – Proposal Relates to an Election for Membership on Wachovia's Board of Directors and Conflicts with a Proposal Submitted by Wachovia to Wachovia's Shareholders at the Same Meeting.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits the exclusion of a shareholder proposal if the proposal relates to an election for membership on the company's board of directors. The Proposal relates to, and would affect, the election of directors at Wachovia's 2007 Annual Meeting of Shareholders who are to be elected at the same meeting in which the Proposal would be presented. The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(8) if they have the effect of disqualifying nominees for an election at the same meeting where the proposal is presented. See The Adams Express Company (publicly available December 28, 2000) (finding that a proposal may be excluded pursuant to Rule 14a-8(i)(8) "to the extent the minimum share ownership requirement may disqualify certain nominees for director at the upcoming annual meeting of shareholders"); see also International Business Machines Corporation (publicly available January 22, 1992). Similarly, in this case, certain of Wachovia's director nominees will not satisfy the stock ownership requirements, or the requirement that director nominees be representatives from mutual fund, pension fund or other specified groups, and would be disqualified from being nominated as a director at Wachovia's 2007 Annual Meeting of Shareholders.

In addition, the Staff has concluded that proposals may be excluded under Rule 14a-8(i)(8) if it requires that individuals from a specified group be elected to the board of directors. The Proposal requires, in part, that director nominees include representatives from "Mutual, Pension, State Treasury Funds or Foundations" that hold at least two million Wachovia shares. If adopted, the Proposal would result in individuals representing those specific entities, namely large institutional investors, with each of their own different agendas, campaigning and competing as nominees for a position on Wachovia's board of directors. The Proposal's supporting statement indicates that the Proponents believe that only individual investors and representatives from those specified groups that own Wachovia common stock are worthy of serving as directors. The Staff has found that such proposals, similar to the Proposal, that require the nomination of an individual from a narrowly defined group, excludable under Rule 14a-8(i)(8) as relating to the election of directors. In BankAmerica Corporation (publicly available February 7, 1980), the Staff permitted the exclusion of a proposal to fill vacancies on the board with candidates representing pension funds owning shares in the company's stock because the proposal related to the election to office under Rule 14a-8(c)(8), the predecessor to Rule 14a-8(i)(8). In making its determination, the Staff stated "the proposal's requirement that representatives of private and public sector pension funds owning shares of the Company's common stock be appointed to the Board of Directors relates to the election of specific individuals to the Company's board and this is excludable under Rule 14a-8(c)(8)." Similarly, in The Walt Disney Company (publicly available December 14, 2004), the Staff concluded that a proposal calling for the board to reserve one seat for a descendant of Walt Disney or Roy Disney was excludable under Rule 14a-8(i)(8). See also Archer-Daniels-Midland Company (publicly available August 6, 1999) (proposal requiring that no person to serve as a director unless the person is a duly authorized representative of an entity that made a "Qualified Offer" to acquire the company excludable because it relates "to an election membership on its board of directors"); and Pacific Gas and Electric Co. (publicly available December 12, 1989). In each of these cases, the Staff found that the proposal was not specifying procedures for nomination or qualifications generally, but were excludable under Rule 14a-8(i)(8), or its predecessor rule, because the proposal would require that a particular person or persons from a specified group be included in management's nominees and, therefore, relates to the election of directors. In this case, the Proposal also is not merely setting forth a procedure for nomination or general qualifications for director nominees, but is requiring that persons from specific designated groups be nominated as Wachovia directors. Moreover, the Staff also has found that proposals similar to the Proposal that require that certain persons or groups be represented on the board may be excluded pursuant to Rule 14a-8(i)(8) because they create a contest for election to the board. See Goldfield Corporation (publicly available April 9, 2002).

Accordingly, based on the foregoing, Wachovia believes that the Proposal relates to the election of directors and may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(8).

Rule 14a-8(i)(9)

Rule 14a-8(i)(9) permits the exclusion of a shareholder proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As noted above, Wachovia will nominate certain directors to Wachovia's board of directors who will not meet the share ownership and/or specific representative membership criteria required in the Proposal. Accordingly, the Proposal will directly conflict with the nomination of some of Wachovia's directors and would be counter to a proposal to be submitted by Wachovia at the same meeting. The Staff has consistently found that such proposals that conflict with the company's proposal may be excluded under Rule 14a-8(i)(9). See American Brands, Inc. (publicly available January 6, 1994); and International Business Machines Corporation (publicly available January 22, 1992). Because the Proposal relates to the election to membership on Wachovia's board of directors at Wachovia's 2007 Annual Meeting of Shareholders of individuals who will not meet certain requirements set forth in the Proposal, it will be in direct conflict with Wachovia's proposal and thus excludable under Rule 14a-8(i)(9).

Based on the foregoing, the Proposal directly conflicts with one of Wachovia's own proposals to be submitted to Wachovia stockholders at the same meeting and may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(9).

Rule 14a-8(i)(6) – Proposal Is Beyond the Board's Power to Effectuate.

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal if "the company would lack the power or authority to implement the proposal." The Staff has allowed the exclusion of proposals under Rule 14a-8(i)(6), or its predecessor rule, requiring that a third party act in order to implement the proposal because the subject company cannot guarantee that such third party action would occur. In short, it is beyond the company's power to compel third party action because the company does not control the third party. See American Electric Power Company, Inc. (publicly available February 5, 1985) (proposal relating to the completion of a plant jointly owned with non-affiliated third parties excludable under Rule 14a-8(c)(6) because the company did not have the ability to complete the plant without the approval of the co-owners); See also Bell Atlantic Corporation (publicly available January 15, 1997). Wachovia does not have the power or ability to implement the Proposal because, even assuming Wachovia could find individuals that meet the director qualifications specified in the Proposal, the implementation of the Proposal requires that such individuals consent to their nomination and to serve as a director. In fact, Item 401(a) of Regulation S-K of the Commission's rules requires that director nominees consent to being named as directors in a company's proxy materials. Wachovia, however, cannot ensure that those individuals who meet the specified criteria required by the Proposal would consent to their nomination as directors of Wachovia. Serving as a director is, of course, an extremely important and time-intensive position that may also expose a person to significant liability. Furthermore, it may be unlikely that representatives from mutual funds, pension and other funds and foundations, as required in the Proposal, would be willing to serve as directors since it would make them privy to material inside information that may restrict their funds from freely trading in Wachovia's shares in the ordinary course of business. Wachovia simply would not be in position to guarantee that the persons meeting the requirements set forth in the Proposal would be willing become a nominee for director.

Moreover, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(6) that seek to guarantee the election of a particular type of person as director. For example, in International Business Machines (publicly available January 31, 1995), the Staff allowed the exclusion of a proposal that asked that IBM employees be represented on the board of directors. The Staff, in permitting the exclusion of the proposal, stated "it does not appear to be within the power of the board of directors to ensure the election of an individual as director who meets the specified criteria." See also Tri-Continental Corporation (publicly available March 25, 2003) (proposal to change the bylaws to require a majority of directors not be affiliated with certain funds excludable under Rule 14a-8(i)(6)); and Farmer Bros. Co. (publicly available October 15, 2002) (proposal to amend bylaws to require that a majority of board of directors be independent and that board committees consist of independent directors may be excluded because company does not have the authority to implement). Similar to those situations, the Proposal seeks to ensure that all current and future nominees to Wachovia's board of directors hold a specified amount of Wachovia stock or be representatives of certain specific groups. In requiring that all director nominees satisfy the stock ownership and group membership requirements described in the Proposal, it effectively seeks for Wachovia to guarantee that it will identify individuals satisfying the specific criteria and that all such persons would then be willing to serve as Wachovia directors. Wachovia cannot ensure that such persons will be willing to serve as nominees and, therefore, does not have the power to implement the Proposal.

Based on the foregoing, Wachovia lacks the power to implement the Proposal and Wachovia believes that it may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2007 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal. In accordance with Rule 14a-8(j)(2)(iii), this letter also constitutes an opinion of counsel to the extent any of the reasons set forth herein are based on matters of state law.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponent. Wachovia hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to Wachovia only by facsimile.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it to our messenger who has been instructed to wait. If you have any questions regarding this request, please call the undersigned at (704) 383-4901. My facsimile number is (704) 715-4496.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel

cc: Hilda Kaplis
Sydney Kaplis Kay, Ph.D.

Enclosures

Exhibit A

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *Business Week* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall qualify as a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

Hilda Kaplis
Sydney Kaplis Kay, Ph.D.

5718 Harvest Hill Road | Dallas, TX 75230-1253

Phone & Fax 972 458-2545
e-Mail: dr.s.kay@sbcglobal.net

RECEIVED
2006 DEC 27 PM 2:52

21 December 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549.

Re: 1934 Act/Rule 14a-8
Wachovia Corporation—Omission of Shareholder Proposal Submitted by.
Hilda Kaplis and Sydney Kaplis Kay, Ph.D.

Dear members of the Division of Corporation Finance of the SEC:

I'm Sydney, the younger brother of Hilda, my 92 year-old sister. She is the Primary shareholder of shares in Wachovia. I'm the Joint owner.

I am responding to the letter written to you by Anthony Augliera, the Great Legal Potentate of Wachovia Corporation. I don't have a legal background, so I'm responding to his five-page dissertation as a Connecticut Yankee who taught Biology and Chemistry at the High School level, Marriage & the Family at the U-Wisconsin-Menominee, and as a Superintendant of Schools in Dodge and Balta, North Dakota, where the winters are rough.

I simply want to make a rebuttal to Mr. Augliera's second paragraph on page 3: "In addition, the Proposal is not a proper subject for shareholder action because it conflicts with Wachovia's Bylaws. North Carolina law provides that a company's articles or bylaws MAY prescribe the qualifications of directors." MAY, in my book, means that the North Carolina law MAY be open to other interpretations, so why the heck CAN'T I "prescribe the qualifications of director nominees"? And THAT is what my Proposal attempts to do. Mr. Augliera goes on to say "To implement the Proposal, Wachovia would need to amend its bylaws. The Proponents, however, have not proposed an amendment to Wachovia's bylaws and, therefore, the Proposal is improper under, and a violation of, state law." For God's sake, if my Proposal gets a majority of the shareholder's votes, the bylaw would or should be amended automatically.

On the other hand, if I had to submit my proposal, as an amendment to the Wachovia bylaws, to the seventeen (17) "puppet, flunky, rubber-stamping" members of the Board, it wouldn't get ONE (1) vote....AND YOU KNOW IT. Why? Because they don't want to risk being dumped as a Director: the "perks" are superb: the compensation in money and shares, the round-trips to quarterly meetings in First Class or on a corporate jet, put up in 4-Star hotels, dined and, especially, wined at 4-Star restaurants. My proposal would eliminate these suckers. I, myself, am a shareholder....a MIGHTY SMALL shareholder....in twenty corporations (look it up!), and I've attended the Annual Meetings of those close to me: ExxonMobil, Kimberly-Clark, TX Industries, TX Instruments, Belo and EDS (dropped the last two). I've called the Directors "puppets, flunkies, rubber-stampers" to their faces....and told them that, COMBINED, all the non-employee Directors didn't own enough shares to play MONOPOLY let alone have any feelings of fiduciary responsibility to the shareholders. As John Kenneth Galbraith said, they are appointed by the Principal Executives....and their allegiance is to them, not the shareholders. They prove it by giving excessive bonuses and hundreds of thousands of stock option shares year after year after year that are NEVER "performance-based".(Net income after Taxes) And who pays for this tremendous greed? The *shareholders* in dividends they will never receive. Paul Volcher, former Chairman of the Federal Reserve Board, said "Stock options have been the principal source of egregious excesses in executive compensation over the past decade without exception" (Nightly Business Report, PBS, 9-17-02) *And all of you know it's true!*

As a matter of fact, *all of you also know* that a majority of the Directors are....or were....Chairmen, CEOs, or Presidents of their own corporations (look at their bios in the Proxy Statement), who, back home, have or had *their own Boards of "puppet, flunky, rubber-stamping" Directors*. It's as though we have a "National Brotherhood of Puppet, Flunky, Rubber-Stamping Directors"!

As I see it, the ONLY way this gluttonous, greed can be stopped is to be able to nominate potential Directors who have a vested interest in the corporations on which they seek to serve, and that's what my Proposal is attempting to do.

LASTLY, if my Proposal, "Qualifications for Director Nominees" is not adequate or legal, HOW ABOUT SOME HELP????? If ANYONE can create the changes we shareholders so desperately need, it's the SEC. Are YOU up to the task, or are we shareholders doomed to perpetual existence with these puppets ad infinitum?

Sincerely,

Sydney K Kay

Sydney K Kay, Ph.D.

and

A Happy New Year!

EXHIBIT A

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall qualify as a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.